FREEGOLD VENTURES LIMITED

For Immediate Release

                                                           www.freegoldventures.com

Freegold Drilling Intersects 28.5 g/t Over 9 feet On Golden Summit Tolovana Vein

October 29, 2007 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to announce results from 54 holes drilled at the Company’s Golden Summit project outside Fairbanks, Alaska.  Located on the western end of the known gold mineralization in the Cleary Hill mine area, drilling has extended the strike length of the high-grade Tolovana Vein to over 825 feet. The Tolovana vein and its accompanying hanging and footwall gold mineralization remain open in all directions, with the vein striking towards the central part of the much wider Cleary Hill vein swarm on the eastern side of Bedrock Creek. Further RAB drilling will be undertaken in early January to extend the short drill fences in the Tolovana area further to the north and south to determine whether the Tolovana vein is also part of a larger swarm of veins and shear zones that have to date been hidden under the permafrost overburden.

The 54 holes in fences 15 to 18 are part of the 672-hole (40,093 foot) exploratory drill program that has been systematically testing the swarm of veins and shear zones along the known 5,000 foot strike of gold mineralization in the Cleary Hill mine area.  Similar to previously released holes, these shallow, closed spaced holes are continuing to encounter high-grade structures near surface within much broader zones of lower grade, bulk tonnage mineralization.  As seen in the accompanying map (available on the Company’s website), fences 15 to 18 are testing the north-east striking Tolovana vein with vertical holes averaging 72 feet in depth, spaced roughly 20 feet apart, that are oriented in a north-north west direction.

The Tolovana vein and its associated hanging and footwall mineralization was originally intersected in Fence 6, which returned intersections of 23.0 g/t (0.67 oz/ton), 17.8 g/t (0.52 oz/ton) and 18.1 g/t (0.53 oz/ton) all over 3-foot widths within wider zones of lower-grade mineralization (see June 11, 2007 release).  Fences 7 and 8 traced the vein a further 350 feet to the east with intersections comparable to those seen in Fence 6 (see Oct. 4, 2007 release).  Fences 15 (24 holes) 16 (9 holes) 17 (9 holes) and 18 (12 holes) traced the Tolovana vein another 525 feet to the east for a total confirmed strike length of 825 feet.  Significant intervals from these fences include:

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)	Fence Number
568	6	27	21	1.73	0.050	15
569	0	30	30	1.03	0.030	15
570	0	33	33	0.92	0.027	15
571	36	54	18	1.57	0.046	15
573	12	54	42	1.24	0.036	15
576	27	75	48	1.00	0.029	15
614	30	36	6	5.41	0.158	15
581	0	78	78	4.11	0.120	16
including	60	69	9	28.53	0.832	16
including	60	63	3	55.88	1.630	16
582	6	60	54	0.79	0.023	16
629	24	33	9	5.20	0.152	16
589	3	78	75	1.24	0.036	17
including	6	12	6	4.41	0.129	17
Including	66	78	12	4.28	0.125	17
590	36	78	42	2.00	0.058	17
including	36	48	12	4.22	0.123	17
591	15	75	60	1.01	0.032	17
592	12	78	66	1.10	0.032	17
including	66	75	9	5.16	0.150	17
598	54	66	12	2.85	0.083	18
600	3	72	69	2.18	0.064	18
including	36	48	12	9.70	0.283	18
including	39	42	3	26.98	0.787	18
606	0	45	45	1.41	0.041	18
including	3	9	6	7.27	0.212	18
607	0	33	33	1.51	0.044	18

At the present time, it is believed that the Tolovana vein and the Wackwitz vein, which is hosted within the much wider swarm of veins and shear zones on the eastern side of Bedrock Creek, are the same vein.  Both veins exhibit a distinctive mottled grey appearance not known to occur in any other veins within the swarm, and the strike projection of the Tolovana vein runs close to the Wackwitz portal, located only 1,100 feet east of the Tolovana vein intersected in fence 18.   Cross sections of the Tolovana vein RAB drill holes exhibit mineralized structures in both the hanging and foot walls of the vein that are similar to those found in the Beistline area RAB drilling/bulk sampling on the far western end of the known mineralization, as well at that seen in RAB fences 1, 3, 4 and 5, suggesting that the Tolovana vein is simply part of a larger vein swarm.  To test this concept, the Company will resume its RAB drilling program in the New Year and will initially drill holes north and south of the Tolovana vein, as well as drill longer fences of holes in between fence 18 and fence 5 to continue to extend the strike of the wider, Cleary Hill south vein swarm further to the west.

True widths of the veins reported in this release are variable, as the orientation of the various mineralized structures encountered throughout the drilling is variable.  Drilling is currently being conducted with an Ingersol-Rand conventional percussion drill. Cuttings are returned up the drill hole with the use of an OEM vacuum drill cuttings collector, and are dropped from a cyclone directly into a sample bag. Samples are collected every three feet, with the drill bit being pulled off the bottom and the hole cleaned at the completion of each sample interval. Freegold maintains a geologist and sampler at the drill rig for all drilling to take and log all samples to insure that quality assurance and control procedures are in accordance with 43-101 requirements. One duplicate assay is being conducted in every drill hole and either a blank or a standard is inserted in the sample stream every 10 samples. Alaska Assay Laboratories in Fairbanks, Alaska is being used to analyze the drill cuttings for gold via fire assay analysis plus multi element ICP-AES and ICP-MS analysis using 4 acid digestion.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration and development company with a new management team experienced in mine development and production that is actively exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold is currently finalizing a 41,000-foot drilling program aimed at further expanding the size of the resource prior to undertaking new economic evaluations in 2007.  Drilling at depth and to the north and south of the known mineralization is continuing to identify new extensions to the deposit.   Freegold is also continuing to discover new high-grade veins and bulk tonnage shear zones in its 40,000-foot drill program at its Golden Summit project outside Fairbanks, Alaska.  Gold production from the processing of bulk sampled material has commenced, and in addition to on-going bulk sampling of additional areas found to contain high grade surface mineralization, the Company continues to define additional areas of larger, lower grade mineralization through on-going drilling and stripping.  Exploration has also commenced on the Vinasale property in Alaska, where geophysical and surface sampling programs have recently been competed, and on the Rob property in Alaska, where recent drilling has interested high-grade gold (29.0 g/t over 13 feet and 20.1 g/t over 13.5 feet) in Pogo-style, near surface quartz veins.

On behalf of the Board of Directors

For further information:

Kristina Walcott – VP Corporate Development

“Steve Manz”

1.604.662-7307

jkw@freegoldventures.com

Steve Manz

President and C.E.O.

The TSX has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

Fence 18
609
608
607
606
605
604
603
602
601
600
599
598
Fence 17
597
596
595
Fence 15
620
619
618
617
616
615
614
613
612
580
579
578
577
576
575
574
573
572
571
570
569
568
Fence 16
588
587
586
585
584
583
629
582
581
594
593
592
591
590
589
Fence 08
567
566
565
564
563
562
561
560
559
558
557
556
555
554
611
610
Fence 07
553
551
549
552
550
548
547
545
543
546
544
542
333
623
335
334
332
622
301
310
312
329
331
621
302
311
313
328
330
624
337
625
626
628
336
303
314
327
627
304
326
315
305
325
316
306
324
317
307
323
318
308
322
319
309
321
320
Fence 06
0
100
Feet
1 inch = 100 feet
N
W
E
S

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